Exhibit 99.2

VERSES AI INC.

CHANGE OF AUDITOR NOTICE

TO:	Smythe LLP

AND TO:	M&K CPAS, PLLC

AND TO:

Alberta Securities Commission

Autorité des Marchés Financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission of New Brunswick

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Prince Edward Island

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

In accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Verses AI Inc. (the “Company”) hereby gives notice and confirms that:

1.	Smythe LLP (the “Former Auditor”), has resigned as auditor of the Company, effective December 10, 2024;

2.	the Former Auditor resigned at the Company’s request;

3.	M&K CPAS, PLLC (the “Successor Auditor”), has been appointed as successor auditor, to hold office commencing December 10, 2024, until the close of the next annual general meeting of the Company;

4.	the audit committee of the Company (the “Audit Committee”) has considered the resignation of the Former Auditor as the Company’s auditor and recommended the appointment of the Successor Auditor as the Company’s auditor;

5.	the resignation of the Former Auditor as the Company’s auditor and the appointment of the Successor Auditor as the Company’s auditor were approved by the board of directors of the Company (the “Board”) and the Audit Committee;

6.	the Former Auditor has not expressed any modified opinion in its reports on any of the Company’s financial statements for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice; and

7.	to the knowledge of the Board, no “reportable event” as such term is defined in NI-51-102 has occurred in connection with the audits for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.

[Signature Page Follows]

DATED the 10th day of December, 2024

VERSES AI INC.

	Per: (signed)	“Gabriel René”
	Name:	Gabriel René
	Title:	Chief Executive Officer